SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                CYBeR-CARE, INC.
            --------------------------------------------------------
                                (Name of issuer)

                          Common Stock, .0025 par value
            --------------------------------------------------------
                         (Title of class of securities)

                                    58457T201
            --------------------------------------------------------
                                 (CUSIP number)

                                 Louis R. Capece
                       1903 S. Congress Avenue, Suite 400
                             Boynton Beach, Florida
                                 (561) 737-2227
            --------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                     3/1/99
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g) check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

                                  SCHEDULE 13D

CUSIP NO. 58457T201
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|   1  |   NAME OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |   Louis R. Capece
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|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |   SC
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|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
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|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |   Florida
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                       | 7 | SOLE VOTING POWER
NUMBER OF              |   | 3,143,334
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   | None.
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   | 3,143,334
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   | None.
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |   3,143,334
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *          [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |   5.5%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |   IN
--------------------------------------------------------------------------------

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
ITEM 1.  SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is common stock, .0025 par value (the "Common Stock") of CYBeR-CARE, Inc. (the "Company"), a Florida corporation, with its principal place of business at address

ITEM 2.  IDENTITY AND BACKGROUND.

      (a)   Louis R. Capece

      (b)   1903 S. Congress Avenue, Suite 400, Boynton Beach, FL 33426

      (c)   Senior Vice President and Director, CYBeR-CARE, Inc.

      (d)   Not applicable.

      (e)   Not applicable.

      (f)   United States citizen.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

      Mr. Capece received all shares of Common Stock from the Subject Company pursuant to an agreement and plan of merger effective March 1, 1999 between the Company and Air Response, Inc. Mr. Capece was the primarily primary shareholder of Air Response, Inc. The merger was originally reported in an 8-K filed by the Company on April 23, 1999.

      Includes (a) 3,093,334 shares of Common Stock, and (b) vested options to purchase 50,000 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

      The Reporting Person acquired and continues to hold the securities of the Issuer for investment purposes. The Reporting Person does not have any present plans or proposals which relate to or would result in any of the items described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)   3,143,334      5.5%

      (b) The number of shares of Common Stock as to which there is sole power to vote or to direct a vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages hereto, and such information is incorporated herein by reference.

      (c)   None.

      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      None.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED:    March 22, 2000

                        LOUIS R. CAPECE


                        /s/ LOUIS R. CAPECE
                        ------------------------------
                        By: Louis R. Capece

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